James F. Roberts Chairman of the Board of Directors and Chief Executive Officer

March 26, 2009

VIA ELECTRONIC TRANSMISSION

AND FACSIMILE

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9369

Re:	Foundation Coal Holdings, Inc. Proxy Statement on

Schedule 14A, Filed April 8, 2008 – File No. 1-32331

Dear Mr. Schwall:

On behalf of Foundation Coal Holdings, Inc., we are writing to respond to the additional comments discussed on March 26, 2009 from the Securities and Exchange Commission (the “Staff”). These communications followed comments received on March 24, 2009 relating to our response letter submitted to the Staff on March 23, 2009, telephone conversations held during the week of March 16, 2009 with the Staff relating to our response letter dated January 16, 2009, previous verbal communications via voicemail of December 23, 2008 relating to our response letter submitted to the Staff on November 24, 2008, the Staff’s comment letter dated November 13, 2008, our response letter submitted to the Staff on October 17, 2008, the voicemail of Donna Levy of the Staff on October 17, 2008, our response letter submitted to the Staff on September 12, 2008, and the Staff’s comment letter dated July 31, 2008. The Staff’s comments have been reproduced below in italics, followed by the Company’s response.

Schedule 14A Filed April 8, 2008

1.	Please provide further detail regarding our comment from March 23, 2009:

[W]e don’t think enough of a case has been made for the competitive harm and we would refer you in particular to the C&DI materials that are available publicly on the SEC website with regard to Regulation S-K and Question 118.04. In particular, that indicates amongst other things that the company must have a recent basis for concluding after consideration with specific facts, etc., etc. and that the company has to make its determination based on the established annexure which constitutes confidential,

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

commercial or financial information. Basically, we think that it’s unclear from the argument why simply disclosing targets which are not forecasts but in this case are targets and would be already historical by the time disclosed would cause you competitive harm absent additional information.

Response

We acknowledge the Staff’s comment. The individual performance targets related to internal processes, customer/quality, and learning and development are subjective with the exception of the Company’s strategic growth plans and implementation strategies. We are disclosing specific quantifiable targets as it relates to financial and operational performance except at it relates to mine cash cost per ton or margins per ton on arbitrage and trade coal sales. Disclosure of such specific non-publically disclosed per unit basis metrics would provide our competitors and coal purchasers with confidential information relating to our mines’ cost structures and trade and sales strategy and would provide them with information that they can use to our detriment, and would result in substantial competitive harm to us.

The specific mine cash cost per ton is a figure that cannot be calculated from information that is publically available in external reporting or through other public disclosures such as investor or analyst meetings. The average cash cost per ton on a regional basis is published in external financial reports, however the specific mines’ cash costs per ton is not required to be published externally and is maintained as confidential information. The regional cost per ton figures are averaged over mines with different qualities of coal and different mine cost structures, thus a high level of specificity is not achievable by competitors. To allow competitors access to specific mine costs could lead to unfair disadvantages when responding to requests for proposals from prospective customers. Competitors could adjust their bids accordingly, particularly if they know which mines have the specific quality to meet a particular request for proposal. Even though the specific mine cost information is for the past year, generally mining conditions do not change to a large degree from year to year and information from the prior year being made public could lead to unfair disadvantages. As it relates to the arbitrage and trade margins, the same approach is taken by the Company not to divulge such information in external reporting or through other public disclosures such as investor or analyst meetings. If public entities operating in the trade business disclosed their anticipated margins to remain profitable, and non-public entities did not, the normal market forces could be disrupted. In a highly competitive business whereby coal is marketed and purchased on a delivered cents per million Btu basis, this specific information could cause a sales opportunity to be missed by the smallest of amounts. Both the mine cash cost per ton and the arbitrage and trade margins could be used by coal producers as well as coal purchasers to gain a competitive advantage to the detriment of the Company. Disclosure of these specific financial and operational performance metrics would result in substantial competitive harm to the Company from other coal suppliers as well as our customers who purchase coal in an intensely competitive industry.

As it relates to growth strategies, activities related to organic growth plans are generally discussed publicly, at least at a high level. As permits applications are filed years in advance of actual construction, this information is public and the plans are discussed. There are often specific targets set for organic growth projects such as specific plans for acquiring additional coal reserves and surface lands. These targets may not all be accomplished in a given year and public disclosure of these plans could be detrimental. The Company also establishes targets for acquisition opportunities that state the objectives to be achieved by executing the strategy such as specific geographic regions to target or the amount of EBITDA growth needed before the opportunity would be considered or pursued. This information provides the business development function the necessary direction to assess external opportunities. If this

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

information is known by competitors as well as potential acquisition targets, it places the Company in a less advantageous position to pursue or negotiate possible transactions. Thus, disclosure of this specific growth information would result in substantial competitive harm to the Company from other competitive producers as well as potential acquisition targets. At other times targeted goals relate to already ongoing investigations or negotiations, usually under strict confidentiality obligations to the third party. These confidentiality obligations typically do not permit disclosure that discussions are ongoing, and they also prohibit disclosure even if the talks are terminated for any reason. Thus we would not be able to disclose activity related to growth strategies that took place in the prior year even if due diligence and/or rejection of proposals resulted in no transaction being completed.

Schedule 14A Filed April 8, 2008

2.	Please provide further detail regarding Comment 3 from our March 24, 2009 comment letter:

Lastly, provide clear disclosure regarding the difficulty in hitting undisclosed targets, and direct them to C&DI question and answer 118.04 (which we cited previously) which states in part that “a company that relies on Instruction 4 to omit performance targets is required by the instruction to discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or other factor or criteria.”

Response

We acknowledge the Staff’s comment. We propose including the following statement:

The established targets are set at a high level of difficulty and require a significant commitment of time and a high level of process management skills to be achieved. Cash costs per ton are affected by many variables, some of which are controllable, and some of which cannot be controlled but require adjustment to business plans. Some of these factors include items such as: costs and availability of critical supplies and equipment; rapid market fluctuations of commodities such as diesel fuel, explosives, steel and electricity; availability of critical employees, often in relatively rural areas; encountering unexpected geologic conditions which affect coal quality and available tonnage for sale; unanticipated breakdowns of key equipment despite implementation of maintenance programs; and difficulty in predicting the timing of receiving required permits from state and federal agencies for ongoing operations. Arbitrage and trade margins per ton are also impacted by such variables. Some of the factors which affect these targets include: timely availability of required transportation sources; timely and accurate performance by counterparties; changes in demand for electricity resulting in increases or decreases of coal prices and/or stockpiles; unanticipated changes in prices for competing fuels such as natural gas affecting coal prices; decisions by utilities to resell on the open market coals originally purchased for consumption; and changes in the value of the dollar and/or transportation rates which can increase or decrease the amount of coal exported. Achieving growth strategies through acquisitions and mergers are affected by the availability of companies or assets for sale, availability of necessary financing, and the ultimate results of due diligence which may change original assumptions which led to development of the original targets.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Holdings, Inc. and Foundation Coal Corporation acknowledge that:

•	The companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (410) 689-7512 if you wish to discuss our response to this comment letter.

Very truly yours,

/s/ James F. Roberts
James F. Roberts
Chairman of the Board of Directors and Chief Executive Officer
Foundation Coal Holdings, Inc.